UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

or

☐      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-20045

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

WATSON PHARMACEUTICALS, INC.

EMPLOYEES’ 401(K) PROFIT-SHARING PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WATSON PHARMACEUTICALS, INC.

311 Bonnie Circle

Corona, CA  92880

Index to Financial Statements

and Supplemental Schedule

As of December 31, 2004 and 2003

And for the Year Ended December 31, 2004

*All other supplemental schedules required by Section 2520-103.10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Employee Benefit Plans Committee of the

Watson Pharmaceuticals, Inc. Employees’ 401(k) Profit-Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Watson Pharmaceuticals, Inc. Employees’ 401(k) Profit-Sharing Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) at December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP
Orange County, California
June 24, 2005

Watson Pharmaceuticals, Inc.

Employees’ 401(k) Profit-Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003

Assets
Investments
Investments, at fair value	$115,311,436	$97,794,834
Loans to participants	3,119,673	2,664,169
Total investments	118,431,109	100,459,003
Contributions receivable
Company	506,939	1,945,813
Participant	306,707	398
Total contributions receivable	813,646	1,946,211
Net assets available for benefits	$119,244,755	$102,405,214

The accompanying notes are an integral part of these financial statements.

Watson Pharmaceuticals, Inc.

Employees’ 401(k) Profit-Sharing Plan

Statement of Changes in Net Assets Available for Benefits

December 31, 2004

Additions to net assets
Investment income
Interest and dividend income	$677,521
Net appreciation in fair value of investments	7,254,143
Total investment income	7,931,664
Contributions
Company	4,589,983
Participant	15,194,552
Rollover	1,307,735
Total contributions	21,092,270
Total additions	29,023,934
Deductions from net assets
Benefits paid to participants	(11,778,079)
Administrative expenses	(406,314)
Total deductions	(12,184,393)
Net increase	16,839,541
Net assets available for benefits
Beginning of year	102,405,214
End of year	$119,244,755

The accompanying notes are an integral part of these financial statements.

Watson Pharmaceuticals, Inc.

Employees’ 401(k) Profit-Sharing Plan

Notes to Financial Statements

December 31, 2004 and 2003

1.                            Description of Plan

The following description of the Watson Pharmaceuticals, Inc. Employees’ 401(k) Profit-Sharing Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was adopted by Watson Pharmaceuticals, Inc., and certain subsidiaries (collectively, the “Company”) on January 1, 1988.  The Plan is a defined contribution plan covering substantially all employees of the Company who have met certain eligibility requirements.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is administered by the Employee Benefit Plans Committee of Watson Pharmaceuticals, Inc.

The Plan is intended to be a qualified defined contribution plan, which satisfies the requirements of Section 401(k) of the Internal Revenue Code, as amended (the “IRC”).  Under the IRC, participants are not liable for federal income taxes on employee contributions, Company contributions or Plan earnings thereon until such time as they are partially or completely withdrawn from the Plan.

From time to time the Company conducts self-audits of the Plan to ensure contributions under the Plan are made in accordance with its terms.  In March 2004, the Company contributed an additional $765,000 for the year ended December 31, 2003 and in December 2004, the Company contributed an additional $568,000 for participants active in the Plan during the years ended December 31, 2002 and 2001.

During the third quarter of 2004, the Company implemented a workforce reduction in conjunction with the realignment of the Company’s business strategy.  The Company has determined that the workforce reduction does not represent a partial termination, as defined by the IRC.

Vesting

Participant contributions and related earnings are fully vested immediately.  Participants vest in Company matching contributions at a rate of 33 1/3% each year until fully vested after three years.  Benefits attributable to each participant will become fully vested in all accounts in the event of death, disability, normal retirement at age 65, or the complete or partial termination of the Plan.

Contributions

Participants may contribute from 1% to 20% of their total eligible compensation to the Plan, subject to a maximum dollar limitation as defined by the IRC.  Participants may also make rollover contributions from other qualified plans.

The Company contributes 50% of the first 8% of total eligible compensation that a participant contributes to the Plan.  In addition to these matching contributions, the Company may elect to make discretionary profit sharing contributions.  The Company did not make any profit sharing contributions during the years ended December 31, 2004 and 2003.

Participant Accounts

Each participant’s account is credited with (a) participant contributions, (b) Company matching contributions, (c) discretionary profit-sharing contributions, if any and (d) an allocation of investment earnings, losses, or expenses thereon.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Participants direct the investment of their accounts.  Changes to these investment elections are allowed at any time.

Investment Options

The investment fund options consist of various guaranteed interest accounts, pooled separate accounts, registered investment company mutual funds and a Company stock fund, which are generally described below.

Principal Guaranteed Interest Account

The fund invests in private market bonds, commercial mortgages and mortgage-backed securities, and provides participants with a guaranteed interest rate for a specified period of time.

Principal Money Market Separate Account

The fund primarily invests in high-quality commercial paper.

Principal Government Securities Separate Account

The fund primarily invests in fixed income securities, the principal and interest of which are guaranteed by U.S. government or related entities.

Principal Large-Cap Stock Index Separate Account

The fund primarily invests in the common stocks of those companies listed in the Standard & Poor’s 500 Stock Index.

Principal Mid-Cap Stock Index Separate Account

The fund invests in stocks found in the 400 Mid-Cap Stock Index.

American Century International Growth Investment Fund

The fund invests primarily in common stocks of foreign companies that meet certain fundamental and technical standards and have potential for capital appreciation.

American Century Value Investment Fund

The fund normally invests at least 65% of assets in U.S. equity securities.  Although it may invest in companies of all sizes, the fund’s overall characteristics are most similar to those in the mid-cap arena.

American Century Ultra Investment Fund

The fund typically invests at least 90% of assets in equities selected for their appreciation potential.  The majority of these securities are common stocks issued by companies that meet certain standards for earnings and revenue growth.

American Century Small-Cap Value Investment Fund

The fund normally invests at least 65% of assets in equity securities of U.S. companies with small market capitalizations.  It may invest in foreign securities, convertible securities, corporate and government debt, and non-leveraged stock index futures contracts.

Vanguard Asset Allocation Fund

The fund allocates assets among common stocks, bonds, and money market instruments.

Vanguard Growth & Income Fund

The fund invests at least 65% of assets in securities included in the Standard & Poor’s 500 Stock Index.

T. Rowe Price Mid-Cap Growth Fund

The fund normally invests at least 80% of assets in mid-cap common stocks with above average growth potential.

T. Rowe Price Small-Cap Stock Fund

The fund normally invests at least 65% of total assets in stocks of small companies – those with market capitalizations of approximately $1 billion or less.  This includes mostly U.S. stocks, but can include foreign stocks, futures and options.

Company Stock Fund

The fund invests in shares of Watson Pharmaceuticals, Inc. common stock (“Company common stock”).

Participant Loans

Participants may borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance.  Each loan is collateralized by the participant’s vested account balance and bears interest commensurate with local prevailing rates as determined by the Employee Benefit Plans Committee.  Repayment of principal and interest is provided by uniform payroll deductions over a period of up to five years for all loans unless loan proceeds were used to purchase a primary residence.  The period for repayment of loans used for purchase of a primary residence have a maximum repayment term of 15 years.

Payment of Benefits

Upon termination of service due to separation from the Company (including death, disability, or retirement), a participant will receive the value of the participant’s vested interest in his or her account in a lump-sum amount or in certain cases, the participant may have the payment transferred to an IRA or another employer qualified plan, or prior to April 2002, the participant may elect to purchase a commercially insured annuity contract for the life of the participant.  To the extent an account is vested in the Company Stock Fund, payment of all or part of that amount may be made in shares of Company common stock.  Withdrawals are also permitted for financial hardship, which is determined pursuant to the provisions of the IRC, or, for participant contributions, after age 59 1/2.

Forfeitures

Forfeitures may be used to defray the reasonable costs and expenses of administering the Plan.  Any forfeiture in excess of those used to defray costs and expenses shall be used to reduce Company matching contributions and profit sharing contributions, if any.  In 2004, approximately $119,000 of forfeited nonvested accounts were used to reduce administrative expenses.  At December 31, 2004, forfeited nonvested accounts totaled approximately $1,000.

Administrative Expenses

All administrative expenses related to the direct management of the Plan’s investments and benefit payments are paid by the Plan.  Professional fees incurred in connection with the Plan’s annual compliance with ERISA and the Securities and Exchange Commission are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts and the net assets of the Plan will be allocated among the participants or their beneficiaries, after payment of any expenses properly chargeable to the Plan, in accordance with the provisions of ERISA.

2.                            Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Investments in pooled separate accounts are stated at fair value, based on the net asset value of the composite portfolio.  Net asset value is the fair market value of the securities on the last business day of the Plan year.  Shares of registered investment company mutual funds and common stock are valued at quoted market prices.  Participant loans are valued at the unpaid principal amount of the loan, which approximates fair value.  The guaranteed interest accounts are recorded at fair market value.  The guaranteed interest accounts provide a guaranteed interest rate for various specified periods of time as determined, or allowed, by the Plan.  The rate credited is the rate in effect on the day when each deposit is directed to the account.  The guaranteed interest accounts promise contract value for a benefit event, however, there is a possible market value adjustment when funds are withdrawn prior to their maturity, and thus, are not considered benefit responsive.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consist of the realized gains or losses and unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Payments to participants are recorded when paid.

3.                            Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2004	2003

Principal Guaranteed Interest Account	$6,499,532	$6,489,707
Principal Money Market Separate Account	16,038,019	16,196,472
Principal Government Securities Separate Account	12,232,257	11,759,127
Principal Large-Cap Stock Index Separate Account	11,786,004	10,443,311
American Century Ultra Investment Fund	7,935,048	6,798,509
Vanguard Asset Allocation Fund	8,242,797	6,936,881
T. Rowe Price Mid-Cap Growth Account	16,695,861	12,937,170
T. Rowe Price Small-Cap Stock Fund	6,378,649	—
Company Stock Fund	6,156,644	7,261,728

During the year ended December 31, 2004, the Plan’s investments (including realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) appreciated (depreciated) in fair value as follows:

Mutual funds	$7,152,711
Company common stock	(1,978,487)
Pooled separate accounts	2,079,919
Net appreciation (depreciation) in fair value of investments	$7,254,143

4.                            Related-Party Transactions

Plan assets include investments in funds managed by Principal Life Insurance Company and Delaware Charter Guarantee & Trust Company, which conducts it business under the trade name Principal Trust Company (“Principal”), a member of Principal Financial Group.  Principal is the Plan’s trustee and custodian and, therefore these transactions qualify as party-in-interest transactions.

Broker commission fees for the Watson Stock Fund transactions are paid by those participants who authorized the transactions.  Broker commission fees amounted to $21,000 for the year ended

December 31, 2004.  Expenses for administering the Watson Stock Fund are paid directly by the Company.

The Plan held Company common stock with fair values of $6,157,000 and $7,262,000 at December 31, 2004 and 2003, respectively.  At December 31, 2004 and 2003, 187,645 and 157,863 shares of common stock are included in the Company Stock Fund, respectively.  The Plan made purchases and sales of the Company Stock Fund during 2004 and 2003.

5.                            Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated June 24, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since receiving the determination letter, and the Company believes the Plan continues to be operated in compliance with the applicable requirements of the IRC.  Accordingly, the Company believes that the Plan is qualified and the related trust is tax exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.         Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of Company contributions and the related receivable per the financial statements to the Form 5500 for the years ended December 31, 2004 and 2003:

Company contributions at December 31, 2004 per the financial statements		$4,589,983
Add:	Estimated additional company contributions receivable at December 31, 2003	923,922
	Company contributions per the Form 5500	$5,513,905
Company contributions receivable at December 31, 2003 per the financial statements		$1,945,813
Less:	Estimated additional company contributions receivable at December 31, 2003	923,922
	Company contributions receivable at December 31, 2003 per the Form 5500	$1,021,891
Net assets available for benefits at December 31, 2003 per the financial statements		$102,405,214
Less:	Estimated additional company contributions receivable at December 31, 2003	923,922
	Net assets available for benefits at December 31, 2003 per the the Form 5500	$101,481,292

7.                            Subsequent Event

Effective April 1, 2005, the Company elected to change its trustee and custodian from Principal Trust Company to Vanguard Fiduciary Trust Company.  In addition, the Company elected to change its recordkeeper from Principal Life Insurance Company to The Vanguard Group, Inc.

Watson Pharmaceuticals, Inc.

Employees’ 401(k) Profit-Sharing Plan

EIN: 95-3872914   PN: 001

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost**	(e) Current Value

*	Principal	Principal Guaranteed Interest Account		$6,499,532
*	Principal	Principal Money Market Separate Account		16,038,019
*	Principal	Principal Government Securities Separate Account		12,232,257
*	Principal	Principal Large-Cap Stock Index Separate Account		11,786,004
*	Principal	Principal Mid-Cap Stock Index Separate Account		3,473,905
	American Century	American Century Value Investment Fund		4,456,466
	American Century	American Century Small-Cap Value Investment Fund		5,220,475
	American Century	American Century Ultra Investment Fund		7,935,048
	American Century	American Century International Growth Investment Fund		4,262,023
	Vanguard	Vanguard Asset Allocation Fund		8,242,797
	Vanguard	Vanguard Growth & Income Fund		5,933,756
	T. Rowe Price	T. Rowe Price Mid-Cap Growth Fund		16,695,861
	T. Rowe Price	T. Rowe Price Small-Cap Stock Fund		6,378,649
*	Watson Pharmaceuticals, Inc.	Company Stock Fund		6,156,644
*	Participant Loans	Varying maturity dates, interest ranging from 5.0% to 11.5% per annum		3,119,673
				$118,431,109

*                Party-in-interest for which a statutory exemption exists.

**         Cost information may be omitted with respect to participant directed investments.

Under ERISA, an asset held for investment purposes is any amount held by the Plan on the last day of the Plan’s fiscal year.

WATSON PHARMACEUTICALS, INC.

Employees’ 401(k) Profit-Sharing Plan

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Watson Pharmaceuticals, Inc. Employees’ 401(k) Profit-Sharing Plan
By: WATSON PHARMACEUTICALS, INC. as plan administrator

	By:	/s/ Susan Skara
Susan Skara
Chairman, Employee Benefit Plans Committee

Dated: June 27, 2005

Index to Exhibits

Exhibit Number	Description	Page
23.1	Consent of Independent Registered Public Accounting Firm	1

32.1	Certification of Chairman and Chief Executive Officer	1

32.2	Certification of Executive Vice President and Chief Financial Officer	1

The accompanying notes are an integral part of these financial statements.